Kevin Kelso 916-558-6110 direct kkelso@weintraub.com

via EDGAR

September 13, 2013

Scot Foley, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:         Adamis Pharmaceuticals Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 30, 2013
File No. 000-26372

Dear Mr. Foley:

On behalf of Adamis Pharmaceuticals Corporation (the “Company”), the Company is submitting this letter in response to the comment raised in the Staff’s letter to the Company dated September 9, 2013 (the “SEC Comment Letter”), regarding its review of the Company’s above-referenced preliminary proxy statement on Schedule 14A relating to the Company’s proposed annual meeting of stockholders.  In this letter, we have included the comment from the SEC Comment Letter in italics followed by the Company’s response.  We welcome any questions you may have about the response.

Proposal 2

Amendment to the Company’s Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split of Common Stock, page 10

Scot Foley, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
September 13, 2013

1.
You do not indicate in your proposal whether or not you have any plans, arrangements, understandings, etc. for the authorized but unissued common shares that will result from your reverse stock split.  If you have any such plans, arrangements, understandings, etc., please describe them in your disclosure.  If you have none, please include a statement to that effect.

Response to Comment 1:

As requested, the Company’s definitive proxy statement (as amended in a revised definitive proxy statement filed on September 13, 2013, the “Definitive Proxy Statement”) includes additional disclosure, on page 14 of the Definitive Proxy Statement, in response to the Staff’s comment, including indicating that the Company does not currently have any plans, arrangements or understandings to issue the authorized but unissued shares of common stock that would become available as a result of the reverse stock split, if Proposal No. 2 is adopted and the reverse stock split is implemented.

In connection with the Company’s response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (916) 558-6110, if you have any questions regarding the above response to your comment.

Very truly yours,

weintraub|tobin
law corporation

/s/ Kevin Kelso

Kevin Kelso

cc:           Dennis J. Carlo, Ph.D., President & CEO
Adamis Pharmaceuticals Corporation